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SKD Publishing

A book publishing company dedicated to shedding light on purposeful movements around the world through fiction and non-fiction.

Marketplace

New York, NY   Website

Progress

0%

Amount raised
$0

From
0 investors

Closing In
179 days

1-Click Invest™

Offering Terms

Funding Goal
$20,000 - $1,000,000

Security Type
Debt

Min Investment
$50

Max Investment
$1,000,000

Valuation Cap
$0

Closing Date
Jul 30, 2022 10:59 PM CDT

Offering Type
Regulation Crowdfunding
(Investor Education Materials)

Company Filings

Documents
Form C

SHEDDING LIGHT ON
PURPOSEFUL MOVEMENTS
THROUGH FICTION AND
NON-FICTION
SKD

Summary

Investment Terms:
Target: $20,000
Maximum: $1,000,000
Price per security: $1.00
Interest rate: 5%

SKD Publishing is a publishing company dedicated to publishing books that shed light on purposeful movements, through fiction and non-fiction books. Our goal is to amplify insightful and impactful messages as portrayed by writers who have the goal of using their books for change in the spheres that they aim to. The book publishing industry is that with a wide range of content narratives. At SKD Publishing, ours is centred around activism, awareness and education.

Key Reasons to invest in SKD Publishing

- The market opportunity for a niche publishing company focusing on activism and social impact has never been more ripe. The narrative resonates with people and establishing presence globally won't be tasking, making SKD Publishing well patterned for fast growth.
- It's far beyond the idea stage and the inaugural product is ready. The product has received positive reviews from well versed book critics. We also have a significantly long email list of people who have asked to be notified when the inaugural book is out. This is an accurate measure of intent of payment and market validation.
- We have signed an Advertising Partnership with The New York Times to distribute our inaugural book's promotional material. We will also have other global media houses as advertising partners that give our marketing campaigns advanced reach to millions around the world.
- The team has quality experience and knowledge in their fields with a good majority having worked with trailblazing multinationals.

Problem

World issues and social issues don't have enough awareness around them.

No media companies amplify purposeful movements effectively.
When really bad things happen, it's everywhere. But, what about the build up? The media doesn't record or share the answers to 'How did we get here?' People need to be educated and aware of that.

GET UP! STAND UP!



Solution

How it works

Solution

Fiction and non-fiction books that explore stories on social and world issues.



We listen to the people. What issues are sparking curiosity?

We set the mode to amplify purposeful messages.

Annually, we will set a theme. The theme will represent a category of issues we believe people are curious about and how we plan on shedding light on it. E.g. 'The rise of young voices on equality.'

Books are released.

Both in print and digitally.

THE SKD WAY

For a company birthed from the desire to educate and aware the world all deserving movements, social impact will always be at the core of what we do whether any sort of responsibility is placed on companies or not. THE SKD WAY is a permanent element of SKD Publishing's operations that aims to come full circle with our activism brand identity. It's good to talk and spread the word, now let's get to work.

Product

Books that shed light on deserving world movements.

The books will lead pivotal conversations and enable readers to have more knowledge about resonating movements. Yearly, SKD Publishing will acquire at least 12 new titles.

Merging Activism with Storytelling

In order to champion this niche, SKD Publishing aims to excellently merge activism on various issues with storytelling through its books. This will be a key guideline in manuscripts selection.

Our First Title, EVOLVE.

SKD Publishing's inaugural book, EVOLVE is a non-fiction book that explores the connection between human behaviour and the quality of our world. It explores topics such as mental health, effects of social media as well as racial and gender inequality.

The message the book intends to pass across is: *We will first have to change ourselves before we can change the world.*

The book was given to a group of well-versed book critics for their reviews and will officially be released to launch this book publishing company. A mock-up of the book's cover has been placed below.





WORLD CHANGE

OLUWASEYI KIKIOWO

We are excited to have this fantastic body of work to lay the perfect foundation for the values that SKD Publishing intends to emulate.

EVOLVE sets the perfect pace for the strong voice SKD Publishing wants to hone to back other movements worthy of support through the awareness and education provided by future Authors.

Business Model

Trade Book Publishing



Business Model

Trade Book Publishing

We publish books and have them stocked at both physical and online stores.

$14.99	8.5 M	$125M
Average price of a book	Book sales	Revenue
	Service Obtainable market	2022-2026

Advertising Partnerships and emotional connection with customers are great. But, what will enable us to make a mark from the start?

First Mover Advantage in Metaverse Book Marketing

All industries need to get prepared for the future of the internet, the metaverse.

SKD Publishing plans to position itself for the future of connecting with customers.



SKD Publishing's books will be promoted using metaverse experiences where virtual realities will be created to depict the inspiration behind our books and the message the authors are trying to pass across. It will be specially curated for potential readers to explore this world as characters and have them experience the world issues our writers aim to shed light on.

Traction

What do people think of what we have to offer?

What do people think of what we have to offer?

✓ Well versed book critics have given positive reviews on our inaugural book.

✓ Over a thousand people have signed up to our email list be notified about our launch.

✓ Thousands engage with our media platforms being used to build anticipation for launch. Their comments prove that the brand identity being laid down with our inaugural book resonates with them.



Comments along the lines of

"It's like you've been reading my mind all along."

Competition

Others in the Game

For our current niche of publishing, there is no one doing it right and championing it. Although we do have indirect competitors who are top global publishers with successful imprints.

	SKD Publishing	Penguin Random House	Macmillan	Harper Collins	Simon & Schuster
Ease of order fulfilment	•	•	•	•	•
Advertising Partnerships with global media houses	•	○	○	○	○
Books with storylines that can emotionally connect with readers	•	○	○	○	○
A wide range of imprints	○	•	•	•	•

They are indirect competitors because they have resources to immediately enter a new market with competence and expertise.

Although, the full potential of our niche market can only be be explored fully with a niche publishing company that has social impact publishing as a focus. That's us.

Advertising Partnerships and emotional connection with customers are great. But, what will enable us to make a mark from the start?

First Movers Advantage in Metaverse Book Marketing

All industries need to get prepared for the future of the internet, the metaverse. SKD Publishing plans to position itself for the future of connecting with customers.



SKD Publishing's books will be promoted using metaverse experiences where virtual realities will be created to depict the inspiration behind our books and the message the authors are trying to pass across. It will be specially curated for potential readers to explore this world as characters and have them experience the world issues our writers aim to shed light on.

Market

The Book Publishing Industry

750.9 million - Unit sales of print books in 2020.

The global books market size was valued at USD 132.1 billion in 2020.

It is expected to expand at a compound annual growth rate (CAGR) of 2.4% from 2021 to 2028.



TAM, SAM, & SOM

Markets, defined

The SAM and SOM are portions of the TAM

$132.1B
$5B
$25M

How did Technology leave its mark?

Readers getting their books delivered digitally is getting more popular. E-books are getting more interest so, what does that mean for print book culture?

Well, print books still outsell e-books and although digital media has disrupted other industries such as news publishing and the music business, people still love to own physical books, according to Meryl Halls, managing director of the Booksellers' Association in the U.K.

Resolutions and Predictions.

The very core of the book publishing industry is very strong. Readers love stories and how they engage with their favourite works can be determined industry trends and lifestyle choices. It's best for publishing companies to utilize multi-channel publishing and make sure their products are available on a large range of platforms.

Company Vision

Merging Activism and Storytelling

In order to champion this niche of publishing, SKD Publishing aims to excellently merge activism and storytelling. This will be a key guideline in manuscripts selection. Our niche in publishing is targeted towards digitally connected people that discuss world issues and social movements online.



1. Books are published

2. Readers buy and the content of the book sparks an in-depth conversation, a global conversation starts on how these issues affect the lives of people and the quality of our world.

3. As a company whose values include genuine activism, SKD Publishing will be supporting NGOs and initiatives that work to execute solutions concerning social issues highlighted in our books. This will be achieved through our philanthropic arm, THE SKD WAY Foundation.

There is a lot going on in the world. A lot that needs attention, a lot that needs support and a lot that needs more light shed on it. These are various movements that have the potential of mending our world. Filling in the gap created by inequality, the gap created by injustice and anything that makes our world warped, this is what purposeful movements can achieve with the required resources.

That's what we are here for. Publishing authors who have messages inspired from deeply rooted issues with put light on these movements and give them all the power to execute the needful.

We are SKD Publishing.

Press

Founders



Oluwaseyi Kikiowo
Founder

- Oluwaseyi Kikiowo has done extensive research on the publishing industry and its digital evolution.
- Built relationships with global media houses that are an advantage for brand advertising.

Javi Calderon
Advertising Director

- An advertising expert at Adline Advertising with years of experience across different markets.
- Specializes in paid ads across digital media platforms to connect with potential customers.

Anna Walsh
Head of Public Relations

- Her 17 years of experience in public relations began as an in-house book publicist at Random House. Throughout her career she has worked with major authors including JD Vance, Alan Dershowitz and many more.



Adam McGowan
Advisor

- Adam McGowan specializes in being a problem solver for early stage ventures.
- He's focus is team building and strategic planning. He's been a great ally, advocate, and adviser for numerous startups in Boston and worldwide.



Eghonghon Ahonsi
Company Accountant

- Experience in Financial Analysis, Bookkeeping and













Accounting.

- Experience at prestigious companies like KPMG where she worked in transfer pricing consulting.

MAIN ADVERTISING PARTNER

The New York Times

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